Alliance Recovery Corporation
390-1285 North Telegraph Road
Monroe, MI

September 17, 2007

VIA FAX (202)772-9202
AND EDGAR

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

RE:         Alliance Recovery Corporation
Amendment No. 2 to Registration Statement on Form SB-2
Filed September 7, 2007
File No. 333-144976

Dear Ms. Kim:

We are in receipt of your comment letter dated September 13, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Selling Security Holders, page 9

1.
We note that you recently entered into a consulting agreement with Global Consulting Group in which you agreed to issue shares valued at $25,000 and the number is calculated based on the prevailing bid price on the day the shares are to be issued.  Please revise the agreement and your disclosure to clarify the date by which the shares must be issued.  Further, we note that you plan to renew the agreement for a total period of four months and have registered for resale 333,334 shares based on this estimate; however, these additional shares have not yet been issued nor does it appear that Consulting has any right to receive these additional shares.  Please tell us why it is appropriate to register for resale the amount of share that exceeds the $25,000 amount, or revise to omit these additional shares.

The Consulting Agreement with Global Consulting Group, Inc. has been amended to reflect a total commitment period of four months.  The Consulting Agreement has also been amended to specify that Payment shall be defined as the value of $25,000 in ARVY shares to be calculated based upon the prevailing bid price on the first trading day of each month of the four month term of commitment.  Finally, we must issue the Consultant shares included in Payment on the first trading day of each month of the four month term of commitment, pursuant to the Payment Instructions provided in Schedule C of the Consulting Agreement, as amended.  As such, it is appropriate to register for resale 333,334 shares of our common stock for delivery to the Consultant pursuant to the amended Consulting Agreement.

Management’s Discussion and Analysis and Plan of Operations, page 19

2.	Please describe the material provisions of the consulting agreement with Global Consulting Group in this section and discuss the potential impact it will have on your financial condition, if any.

The section has been revised to add disclosure briefly summarizing the potential negative impact and limits of the invest agreement with respect to the potential dilutive effect, the potential impact on your liquidity and limits of our ability to make draws under the agreement.

In particular, the “Overview” section within Management’s Discussion and Analysis and Plan of Operations was revised to include the following disclosure:

We entered into a Consulting Agreement with Global Consulting Group, Inc (“Global Consulting”) on September 9, 2007.  The Consulting Agreement was amended on September 15, 2007.  Pursuant to the Consulting Agreement, as amended, Global Consulting will consult and advise the Company on matters pertaining to corporate exposure/investor awareness, telephone marketing/advertising campaigns, business modeling and development and the release of press releases.  More specifically, Global Consulting will contact 3,000 stockbrokers each month to create better awareness of the Company.  The Consulting Agreement, as amended, is for a commitment period of four months from September 9, 2007, and requires payment from the Company to Global Consulting on the first day of each month within the four month commitment period.  Payment is defined as the value of $25,000 in ARVY shares to be calculated based upon the prevailing bid price on the first trading day of each month within the four month commitment period of the Consulting Agreement, as amended.  The Consulting Agrement, as amended, may be terminated, without cause, by either the Company or the Consultant with 30 day prior notice.

The Consulting Agreement entered into with Global Consulting requires the issuance of additional shares which will dilute the ownership held by our shareholders.  In particular, based on a four month commitment between the Company and Global Consulting, and presuming the prevailing bid price is $.30 per share, the Company is obligated to issue 333,334 shares of its common stock pursuant to Global Consulting, which would further dilute the percentage ownership held by the stockholders.  On the other hand, however, the Consulting Agreement entered into with Global Consulting could result in an increase in our common stock’s bid price based on improvements to our corporate image, marketing/advertising campaigns, and general business development.  The Consulting Agreement may also have a positive impact on our ability to generate revenue, as improvement in general business development could lead to new revenue generating opportunities.

Undertakings

3.	Please refer to comment 4 in our letter dated August 24, 2007. As requested previously, please include the undertaking in Item 512(g)(2) of Regulation S-B which references Rule 430C.

The registration statement has been revised to include the undertaking in Item 512(g)(2) of Regulation S-B which references Rule 430C.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLIANCE RECOVERY CORPORATION

By: _/s/ Peter Vaisler  ______________
PETER VAISLER
Chief Executive Officer and President